UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Buckeye Technologies Inc. (“Buckeye”) by GP Cellulose Group LLC (“Purchaser”), a wholly-owned subsidiary of Georgia-Pacific LLC (“Georgia-Pacific”). The following documents related to the proposed tender offer are attached as exhibits to this Schedule 14D-9C: joint press release issued by Buckeye and Georgia-Pacific, dated April 24, 2013 (Exhibit 99.1); and Buckeye Technologies Inc. Transaction Talking Points/Q&A distributed to certain of Buckeye’s employees on April 24, 2013 (Exhibit 99.2).

NOTICE TO INVESTORS ABOUT THE OFFER: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Buckeye’s common stock described in this news release has not commenced. At the time the tender offer is commenced, Georgia-Pacific will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Buckeye will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Buckeye’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

NOTICE TO INVESTORS ABOUT THE MERGER: In connection with the potential merger, Buckeye would expect to file a proxy statement with the SEC, as well as other relevant materials in connection with the proposed transaction pursuant to the terms of an Agreement and Plan of Merger, dated as of April 23, 2013, by and among Buckeye, Georgia-Pacific and Purchaser. The materials to be filed by Buckeye will be made available to Buckeye’s investors and stockholders at no expense to them. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Buckeye are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they contain important information about the merger and the parties to the merger.

Buckeye and its directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Buckeye’s stockholders in connection with the proposed merger. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Buckeye’s executive officers and directors in the solicitation by reading Buckeye’s proxy statement for its 2012 annual meeting of stockholders, annual report on Form 10-K for the fiscal year ended June 30, 2012 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the merger when and if they become available. Information concerning the interests of Buckeye’s participants in the solicitation, which may, in some cases, be different than those of Buckeye’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Buckeye’s directors and executive officers is also included in Buckeye’s proxy statement for its 2012 annual meeting of stockholders and in Buckeye’s annual report on Form 10-K for the fiscal year ended June 30, 2012.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Georgia-Pacific and Buckeye, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this Schedule 14D-9C that are not purely historical fact are “forward-looking statements” that are based on management’s beliefs, certain assumptions and current expectations as of the date hereof and which are believed to be reasonable. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. Other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements include those that may be contained from time to time in the documents filed with the SEC by Buckeye, including its annual report on Form 10-K for the fiscal year ended June 30, 2012, and quarterly and current reports on Form 10-Q and Form 8-K, respectively. The forward-looking statements contained in this Schedule 14D-9C are made as of the date hereof, and Buckeye does not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law.

Exhibit Index

Exhibit Number	Description

99.1	Joint Press Release issued by Buckeye and Georgia-Pacific, dated April 24, 2013

99.2	Buckeye Technologies Inc. Transaction Talking Points/Q&A

2